8/19


03029387

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golconda Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3167 FISCAL YEAR 12-31-02

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/29/03

#82-3167

03 AUG 12 7:21

AR/S
12-31-02

GOLCONDA RESOURCES LTD.

Consolidated Financial Statements

For the years ended December 31, 2002 and 2001


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C.
152
SECTION

D I C K ◇ C O O K ◇ S C H U L L I
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Dick Cook Schulli

Calgary, Alberta
May 10, 2003

CHARTERED ACCOUNTANTS

SUITE 555, 999 - 8 STREET S.W. CALGARY, ALBERTA T2R 1J5
Phone (403) 245-1717 *Fax* (403) 244-9306
Email: mail@dcs-ca.com

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

As at December 31,

	2002	2001
Assets		
Current		
Cash	$ 55,559	$ -
Prepaid expenses	2,068	916
	57,627	916
Mineral properties and deferred expenditures - Note 4	4,155,454	3,410,336
Capital - Note 5	5,851	6,012
Mineral reclamation deposits	46,400	40,900
	$ 4,265,332	$ 3,458,164
Liabilities		
Current		
Bank indebtedness	$ -	$ 1,714
Accounts payable and accrued liabilities	315,760	594,433
Advances from shareholders - Note 6	54,226	25,000
	369,986	621,147
Nature of operations - Note 1		
Commitment - Note 11		
Subsequent events - Note 14		
Shareholders' Equity		
Share capital - Note 7	10,815,390	9,595,825
Share subscriptions received - Note 7(e)	74,000	-
Deficit	(6,994,044)	(6,758,808)
	3,895,346	2,837,017
	$ 4,265,332	$ 3,458,164

Approved by the Board:

_______________, **Director**

_______________, **Director**

See accompanying notes

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit

For the years ended December 31,

	2002	2001
Expenses and other		
Abandonments of mineral properties and deferred expenditures, net of recoveries	$ -	$ 643
Amortization	2,040	1,992
General and administrative	233,196	183,302
General exploration	-	3,408
	235,236	189,345
Net loss	(235,236)	(189,345)
Deficit, beginning of year	(6,758,808)	(6,569,463)
Deficit, end of year	$ (6,994,044)	$ (6,758,808)
Basic loss per share	$ (0.01)	$ (0.01)

See accompanying notes

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31,

	2002	2001
Cash provided by (used for):		
Operating activities		
Net loss	$ (235,236)	$ (189,345)
Add item not affecting cash		
Amortization	2,040	1,992
	(233,196)	(187,353)
Net change in non-cash working capital items		
Prepaid expenses	(1,152)	(444)
Accounts payable and accrued liabilities	(42,477)	68,522
	(276,825)	(119,275)
Financing activities		
Advances from shareholders	29,226	25,000
Issue of shares for cash		
on private placement	250,000	692,500
on exercise of warrants	672,500	76,000
on exercise of options	184,000	127,500
Costs of issuing shares	(1,935)	(4,600)
Share subscriptions received	74,000	-
	1,207,791	916,400
Investing activities		
Acquisition of capital assets	(1,879)	(2,800)
Deferred exploration expenditures paid	(630,118)	(1,122,634)
Mineral reclamation deposits paid	(5,500)	(5,500)
Accounts payable and accrued liabilities relating to investing activities	(236,196)	288,912
	(873,693)	(842,022)
Increase (decrease) in cash	57,273	(44,897)
Cash (bank indebtedness), beginning of year	(1,714)	43,183
Cash (bank indebtedness), end of year	$ 55,559	$ (1,714)
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of common shares on acquisition of mining claims	$ 115,000	465,000
Supplemental disclosure of cash flow activities:		
Cash taxes paid	$ -	$ -
Cash interest paid	-	-

See accompanying notes

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002 and 2001

Note 1 - Nature of Operations

The Company is in the process of evaluating its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, satisfaction of related commitments, confirmation of the Company's interest in the underlying mineral claims, environmental considerations, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or alternatively upon the ability of the Company to dispose of properties or its interests therein on an advantageous basis.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $312,359 (2001 - $620,231), continued operating losses and an accumulated deficit of $6,994,044 (2001 - $6,758,808).

The Company's ability to continue as a going concern is dependent upon its ability to raise additional share capital, and thereafter attain profitable operations through production, generate working capital sufficient to meet current and future obligations and the continued support of the various creditors, lenders and shareholders. It is not possible to predict whether any financing efforts will be successful or if the Company will attain profitable levels of operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and the classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Significant Accounting Policies *(Continued)*

b) Mineral properties and deferred expenditures

Acquisition and deferred expenditures, which include the direct costs of acquiring, maintaining, exploring and developing properties, are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, the related costs are charged to operations. The amounts shown for mineral properties and deferred expenditures represent expenditures to date less amounts written-off and do not necessarily reflect present or future values.

c) Capital assets and amortization

The Company provides for amortization on capital assets using the declining balance method at annual rates of 20% to 30%.

d) Impairment

The Company assesses the carrying values of its mineral property and deferred exploration costs and capital assets for impairment when circumstances indicate such amounts may not be recoverable from future operations. Generally, assets to be held and used in operations are considered impaired if the sum of expected undisclosed future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. Based on its review, management does not believe any impairment has occurred.

e) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

f) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities and operations are translated at the exchange rate prevailing at the transaction date.

Note 2 - **Significant Accounting Policies *(Continued)***

g) Loss per share

The Company uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation and disclosure of loss per share.

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year of 34,935,000 (2001 - 30,727,000). Fully diluted loss per share is not shown as it is anti-dilutive.

h) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

No recognition of future income tax assets has been reflected in these financial statements as the Company has yet to achieve profitable operations.

i) Stock-based compensation

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees, consultants, officers and directors. Accordingly, no compensation expense is recorded in the accounts for options granted under the Company's stock option plan as described in Note 7(c).

j) Flow-through shares

The Company may finance a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the associated resource expenditure deductions for income tax purposes are renounced to investors in accordance with appropriate income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future income tax liability when the qualifying expenditures are incurred. No future income tax liability is recorded on unexpended flow-through share capital. Any reduction of future income tax liability arising from flow-through shares due to the recognition of existing future income tax assets is offset to share capital.

Note 2 - Significant Accounting Policies ***(Continued)***

k) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

Note 3 - Business Acquisition

On May 3, 2001 the Company acquired all of the issued and outstanding shares of 885301 Alberta Ltd. through the issuance of 1,500,000 common shares at a deemed price of $0.30 for total purchase cost of $450,000.

The transaction was completed at arms length and is recorded using the purchase method. The only assets of the Company were its interests in mining claims in the following properties:

Shulin Lake, Alaska
Wapawekku, Saskatchewan
Peter Lake, Saskatchewan
Big Sandy Lake, Saskatchewan

The fair value of the mining claims acquired at May 3, 2001 was $450,000.

Results of operations have been included in the consolidated financial statements from the effective date of acquisition.

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002 and 2001

Note 4 - Mineral Properties and Deferred Expenditures

	Mineral Properties	Deferred Exploration Expenditures	Total 2002	Total 2001
Canada				
Big Sandy	$ 45,000	$ -	$ 45,000	$ 45,000
Ennis Lake, Saskatchewan	15,174	539,087	554,261	567,645
Lone Peak, British Columbia	57,072	325,152	382,224	54,398
Peter Lake, Saskatchewan	201,545	231,239	432,784	416,885
Wapawekka, Saskatchewan	153,206	824,557	977,763	981,964
West Lake, Saskatchewan	1,873	128,494	130,367	127,229
	473,870	2,048,529	2,522,399	2,193,121
United States				
Monitor Flats	9,091	2,450	11,541	-
Ralston Valley	22,745	136,168	158,913	133,771
Shulin Lake, Alaska	138,210	424,784	562,994	297,017
South Monitor, Nevada	227,919	671,688	899,607	786,427
	397,965	1,235,090	1,633,055	1,217,215
	$ 871,835	$3,283,619	$4,155,454	$3,410,336

The Company has capitalized and deferred general and administrative fees of $59,850 (2001 - $100,580) during the year.

Lone Peak, British Columbia

(a) Effective October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% net smelter royalty. For consideration, the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the acquisition at a deemed price of $0.30 per share.

In addition, the Company is required to spend $450,000 on exploration expenditures as follows:

Incurred by	Amount
October 15, 2002	$ 75,000
October 15, 2003	100,000
October 15, 2004	125,000
October 15, 2005	150,000
	$ 450,000

Note 4 - Mineral Properties and Deferred Expenditures *(Continued)*

(b) Effective September 30, 2002, the Company acquired an option to earn a 100% interest in certain additional mineral claims in Lone Peak, British Columbia, subject to a 2% net smelter royalty. For consideration, the Company issued 50,000 common shares at a deemed price of $0.32 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the acquisition at a deemed price of $0.32 per share.

In addition, the Company is required to spend $300,000 on exploration expenditures as follows:

Incurred by	Amount
September 30, 2003	$ 75,000
September 30, 2004	100,000
September 30, 2005	125,000
	$ 300,000

The accumulated exploration expenditures on the property amount to $325,152 (2001 - $30,698).

South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. To date the Company has incurred expenditures of approximately $615,000 U.S. on the property.

On November 18, 2002 the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. by issuing 300,000 common shares at a deemed price of $0.20 per share. In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. by issuing 120,000 common shares at a deemed price of $0.20 per share. Both of these agreements supercede the option agreement dated April 13, 1995.

Note 5 - Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,857	$ 2,619	$ 3,274
Computer equipment	10,206	6,974	3,232	2,738
	$ 20,682	$ 14,831	$ 5,851	$ 6,012

Note 6 - Advances from Shareholders

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 7 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2000	28,701,234	$ 8,239,425
Issued for cash		
Pursuant to private placements (net of share issue costs of $4,600)	2,150,000	687,900
Pursuant to exercise of stock options	450,000	127,500
Pursuant to exercise of warrants	160,000	76,000
Issued on acquisition of mineral claims	1,550,000	465,000
Balance, December 31, 2001	33,011,234	9,595,825
Issued for cash		
Pursuant to flow-through private placement (net of share issue costs of $1,935)	1,000,000	248,065
Pursuant to exercise of stock options	380,000	184,000
Pursuant to exercise of warrants	1,990,000	672,500
Issued on acquisition of mineral claims	520,000	115,000
Balance, December 31, 2002	36,901,234	$10,815,390

During fiscal 2002, the Company issued 1,000,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $250,000. Under the terms of the flow-through share agreement, the Company is committed to spend 100% of the gross proceeds on qualifying mineral exploration expenditures prior to December 31, 2002.

As at December 31, 2002, the Company had incurred and renounced $250,000 of qualifying exploration expenditures in relation to the commitment.

Note 7 - Share Capital ***(Continued)***

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is three years.

A summary of the status of the stock option plan as of December 31, 2002 and 2001 and changes during the years then ended is presented below:

	2002		2001	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	3,175,000	0.42	2,725,000	0.43
Granted	800,000	0.35	950,000	0.33
Exercised	(380,000)	0.51	(450,000)	0.28
Expired	(615,000)	0.59	(50,000)	0.25
Outstanding, end of year	2,980,000	0.37	3,175,000	0.42
Exercisable, end of year	2,980,000		3,175,000	

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price	Number of Shares	Expiry Date
$ 0.40	950,000	July 19, 2003
$ 0.40	280,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
$ 0.35	800,000	October 17, 2005
	2,980,000	

Note 7 - **Share Capital** ***(Continued)***

In accordance with the Company's stock option plan, these options have an exercise price equal to the market price at the date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2002 was $0.22 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 5.5% average expected life of 3 years and expected volatility of 103%.

Had the Company determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; pro-forma net loss and pro-forma net loss per share would be $412,359 and $0.01, respectively.

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2002 and 2001 and changes during the years then ended is presented below:

	2002		2001	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,150,000	0.34	500,000	0.60
Issued	1,420,000	0.26	2,150,000	0.34
Exercised	(1,990,000)	0.34	(160,000)	0.48
Expired	(160,000)	0.35	(340,000)	0.60
Outstanding, end of year	1,420,000	0.26	2,150,000	0.34

The following table summarizes information about common share purchase warrants outstanding of December 31, 2002:

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
1,000,000	one share of each warrant	$ 0.30	March 25, 2003
300,000	one share for each warrant	$ 0.20	November 28, 2004
120,000	one share for each warrant	$ 0.20	December 18, 2004

Note 7 - Share Capital *(Continued)*

e) Share subscriptions received

The Company has received share subscription monies for shares that were issued pursuant to private placement offerings subsequent to the year-end (See Note 14).

Note 8 - Income Taxes

(a) Current income taxes

The provision for income taxes differs from the results which would be obtained by applying the effective corporate tax rates and is reconciled as follows:

	2002	2001
Net loss for the year	$ (235,236)	$ (189,345)
Effective corporate tax rate	42.24%	42.62%
Expected income tax (recovery)	(99,000)	(81,000)
Non-recognition of future tax benefits	99,000	81,000
Provision for income taxes	$ -	$ -

(b) Future income tax assets and liabilities

The Company has accumulated income tax resource pools carried forward which differ from the amounts capitalized for accounting purposes resulting from renunciations made to shareholders.

The components of the net future income tax assets and liabilities are as follows:

	2002	2001
Future income tax assets and liabilities:		
Non-capital loss carryforwards	$ 3,350,575	$ 3,484,721
Share issuance costs	2,761	3,344
Net book values in excess of tax values	(436,658)	(386,821)
Total future income tax assets	2,916,678	3,101,244
Valuation allowance	(2,916,678)	(3,101,244)
Total future income tax assets	$ -	$ -

Note 8 - Income Taxes *(Continued)*

The valuation allowance offsets the net future income tax assets for which there is no assurance of realization and is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced. A reduction could result in the complete elimination of the allowance if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

(c) **Loss carry forwards**

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,152,000 and net operating losses for United States income tax purposes of approximately $6,800,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	U.S.	Total
2003	$ 108,000	$ 700,000	$ 808,000
2004	137,000	494,000	631,000
2005	150,000	394,000	544,000
2006	173,000	565,000	738,000
2007	164,000	1,100,000	1,264,000
2008	186,000	329,000	515,000
2009	234,000	292,000	526,000
Future	-	2,926,000	2,926,000
	$ 1,152,000	$ 6,800,000	$ 7,952,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

(d) **Tax pools**

The Company has available the following approximate amounts which may be deducted, at annual rates indicated, in determining taxable income of future years.

	Rate	2002	2001
Canadian resource pools	100%	$ 2,300,000	$ 2,200,000
Foreign resource pools	10%	835,000	450,000
Capital cost allowance	20 - 30%	20,000	19,000
Share issue costs deductible	20%	6,500	7,800

Note 9 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors, either directly, or indirectly, the following amounts:

	2002	2001
For deferred exploration expenditures	$ 59,850	$ 100,580
For general and administrative costs	20,213	16,500
	$ 80,063	$ 117,080

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties were as follows:

	2002	2001
Due to directors	$ 17,300	$ 5,723

Included in accounts receivable is $Nil (2001 - $1,617) due from a director and in accounts payable is $17,300 (2001 - $7,340) due to directors.

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002 and 2001

Note 10 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2002	2001
Operating loss		
Canada	$ 233,712	$ 184,723
United States	1,524	4,622
	$ 235,236	$ 189,345
Identifiable assets		
Canada	$ 2,597,735	$ 2,204,793
United States	1,667,597	1,253,371
	$ 4,265,332	$ 3,458,164

	2002	2001
Capital expenditures		
Canada	$ 566,134	$ 714,177
United States	65,863	411,257
	$ 631,997	$ 1,125,434

Note 11 - Commitment

The Company's annual rental for office premises for the next year is approximately $58,000 including operating costs.

Note 12 - Financial Instruments

The carrying amounts of cash, bank indebtedness and accounts payable and accrued liabilities approximate their carrying values given the expected short term to maturity of these instruments.

Credit risk

As the Company is currently in the exploration phase there are no operating accounts receivable and accordingly the Company's exposure to credit risk is minimized.

Interest rate risk

All of the Company's financial instruments are non-interest bearing, thereby minimizing exposure to interest rate risk.

Foreign exchange risk

Financial instruments which expose the Company to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates consist of the portion of accounts payable denominated in United States dollars.

Note 13 - Comparative Figures

Certain of the prior year comparative figures have been reclassified to conform with the current year financial statement presentation.

Note 14 - Subsequent Events

On February 21, 2003 the Company completed two non-brokered private placements as follows:

(a) 277,500 units at an exercise price of $0.30 per share. Each unit consists of one common share and one common share purchase warrant exercisable at $0.35 per share for a one year term expiring February 19, 2004.

(b) 190,000 flow-through units at an exercise price of $0.30 per share. Each unit consists of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.35 per share for a one year term expiring February 19, 2004.

#82-3167

03 AUG 19 AM 7:21

GOLCONDA RESOURCES LTD.

Suite 620, 304 - 8th Avenue S.W.
Calgary, Alberta
T2P 1C2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Golconda Resources Ltd. (the "Corporation") will be held at 3:00 p.m. (Calgary time) on Friday, June 27, 2003 in the Kananaskis Room of The Delta Bow Valley, 209, 4th Avenue S.E. Calgary, Alberta, for the following purposes:

1. to receive the financial statements for the year ended December 31, 2002 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint Dick Cook Schulli, Chartered Accountants, as auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
4. to consider and, if thought appropriate, approve a new stock option plan; and
5. to transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any shareholder of record at the close of business on May 16, 2003 will be entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Corporation's Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 at least least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular acccompanying this Notice. Copies of the Annual Report of the Directors and Audited Financial Statements for the fiscal year ended December 31, 2002 are also enclosed..

DATED at Calgary, Alberta as of May 14, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

G. Liedtke

Guenter J. Liedtke
President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR

For The Annual and Special Meeting of Shareholders to be held on Friday, June 27, 2003

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Golconda Resources Ltd. (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held at the Kananaskis Room, The Delta Bow Valley, 209 – 4th Avenue S.E., Calgary, Alberta, on Friday, June 27, 2003 at 3:00 p.m. (Calgary Time) for the purposes set forth in the accompanying Notice of Meeting. All costs in connection with this solicitation will be borne by the Corporation.

Unless otherwise stated, the information contained in this Information Circular is given as at May 14, 2003.

Shareholders Entitled To Vote

The Directors of the Corporation have fixed May 16, 2003 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting and any adjournment thereof. Only shareholders of record at the Record Date are entitled to receive notice of and vote at the meeting, except that if a shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than ten (10) days before the Meeting that his name be included in the list of shareholders, such transferee is entitled to vote such shares at the Meeting. Each common share carries the right to one vote on a ballot at the Meeting

Appointment And Revocation Of Proxy

The persons named in the accompanying Form of Proxy to represent the shareholders are directors of the Corporation. **A shareholder has the right to designate a person or persons (who need not be a shareholder) to attend and act for him at the meeting other than the persons designated by management. This right may be exercised by crossing out the names of the persons designated in the form of proxy and legibly inserting the name of the shareholder's nominee(s) in the blank space provided for that purpose, or by completing another proper instrument of proxy.**

A Proxy will not be valid unless the completed, dated and signed form of proxy is deposited with the Company's Registrar and Transfer Agent: CIBC Mellon Trust Company ("CIBC Mellon Trust"), Attention: Proxy Department, 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting or any adjournment thereof. The Chairman of the meeting may in his discretion accept proxies received after this time, up to and including the time of the meeting or any adjournment thereof.

A shareholder who has given a proxy, or his attorney authorized in writing, may revoke it by (a) signing a form or proxy bearing a later date and depositing the same with CIBC Mellon Trust at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

Discretionary Authority

All shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the shareholders on any ballot that may be called for; where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the shares represented by the proxy will be voted in accordance with such specifications. Where no choice has been specified, the shares will be voted in favour of the matters set forth in the proxy.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to those matters identified in the proxy and Notice of Meeting. As at the date of this Information Circular, management of the Corporation is not aware of any amendments or variations on the matters identified in the Notice of Meeting or of other matters that are to be presented for action at the Meeting.

Advice To Beneficial Shareholders

The information set forth in this section is of significant importance to many holders of shares in the capital of the Corporation, as a substantial number of shareholders do not hold their shares in their own name ("Beneficial Shareholders").

Beneficial Shareholders should note that only proxies deposited by shareholders whose name appears on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registered name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co., which company acts as nominee for many U.S. brokerage firms. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Shares for the broker's client.

Intermediaries/brokers are required to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.

Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares owned by the Beneficial Shareholder, but which is otherwise incomplete. Because the Intermediary has already signed the form of proxy, the Beneficial Shareholder does not need to sign it. The Beneficial Shareholder who wishes to submit the proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust; or

(b) more typically, be given a voting instruction form in lieu of the form of proxy provided by the Corporation which must be completed and signed by the Beneficial Shareholder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or electronic means).

Should a Beneficial Shareholder who receives either a proxy of a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the persons named in the proxy and insert the Beneficial Shareholder's (or such other person's) name in the blank space provided, or in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Beneficial Shareholders should carefully follow the instructions that accompany either a proxy or a voting instruction form, including those regarding when and where the proxy of voting instruction form is to be delivered.**

Voting Securities And Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value. As at the date hereof, the Corporation has 38,148,734 voting securities outstanding as fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

Annual Business

1. ***Financial Statements***

The Audited Consolidated Financial Statements of the Corporation for the year ended December 31, 2002, together with the

Auditors' Report thereon, will be presented to the shareholders at the Meeting.

2. *Election of Directors*

Management of the Corporation proposes to nominate the persons named below, and the persons appointed in the accompanying form of proxy intend to vote for the election of those persons as directors of the Corporation. All of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next Annual General Meeting, or until their successors are duly elected or appointed, or until a director vacates his office or is replaced.

Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Position Held and Period served as Director	Principal Occupation
Terry S. C. Chan [(1)] Calgary, Alberta	268,500	Treasurer, Director since 1999	Businessman. Realtor with Royal Le Page-Pinnacle
Robert E. Crancer St. Louis, Missouri	835,500	Director since February 1995	Retired businessman
Howard G. Coopersmith Fort Collins, Colorado	80,000	Director since June 1995	P. Geol. President of Diamond Company, NL
Reynoudt Jalink [(1)] Calgary, Alberta	40,000	Director since April 1999	Businessman. President of Jalink Sports Agency, Inc.
Guenter J. Liedtke [(1) (2)] Calgary, Alberta	855,551	President & CEO, Director since November 1986	P. Geol. President of G. J. Liedtke Consulting Ltd
Lyle Pederson Toledo, Ontario	432,000	Director since June 1995	Retired federal senior executive

(1) Member of the Audit Committee.
(2) Mr. Liedtke also owns 150,000 warrants to purchase 150,000 common shares at an exercise price of $0.35 per warrant expiring February 19, 2004.

The Corporation does not have an Executive Committee of its Board of Directors.

3. *Appointment of Auditors*

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation to serve until the close of the next annual meeting of shareholders of the Corporation, or until they resign or are removed from office as provided by law or by the Corporation's by-laws, and to authorize the directors to fix their remuneration. Dick Cook Schulli, Chartered Accountants, were appointed auditors in 1999.

Special Business

New Stock Option Plan

Pursuant to Policy 4.4 of the TSX Venture Exchange (the "Exchange"), the Corporation is required to obtain shareholder approval of the Corporation's Stock Option Plan (the "Plan"). The Corporation currently has an incentive stock option plan in place (the "Old Plan"), however, in order to comply with the recent amendments and to update its plan, is presenting the Plan for shareholders approval. The Plan is attached as Appendix "A" to this Information Circular.

The Board of Directors recommends that the shareholders vote in favour of the Plan, which will supersede and replace the Old Plan. The Corporation currently has outstanding options to purchase 2,980,000 common shares under the Old Plan. If the Plan is approved, as proposed, the outstanding option will remain in effect, and be exercisable in accordance with their terms and be deemed to be issued under the terms of the Plan.

At the Meeting, the Shareholders will be asked to approve the following ordinary resolution:

"BE IT RESOLVED THAT:

(a) the incentive stock option plan of the Corporation (the "Plan"), as described in and attached as Appendix "A" to the Management Information Circular of the Corporation dated May 14, 2003, with such amendments as are required by the TSX Venture Exchange, if any, be and is hereby ratified and approved, subject to the receipt of the acceptance and approval of the TSX Venture Exchange;

(b) the outstanding stock options to purchase shares of the Corporation remain in effect and are exercisable in accordance with their terms and are deemed to be issued under the terms of the Plan;

(c) any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, including any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the Plan."

As required by Exchange policies, Insiders and their Associates will refrain from voting on this resolution.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table provides a Summary of Compensation earned by the Named Executive Officer for each of the Corporation's three most recently completed fiscal years. "Named Executive Officer" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporations' four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. Also, disclosure is required for any individual whose total salary and bonus during the most recent fiscal year was $100,000, whether or not they are an executive officer at the end of the year. At December 31, 2002, the Corporation had one Named Executive Officer, Guenter J. Liedtke, President and CEO.

	Annual Compensation				Long Term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Option (#) (2)	All Other Compensation (3
Guenter J. Liedtke	2002	Nil	Nil	59,850	900,000	Nil
President and	2001	Nil	Nil	59,850	950,000	Nil
Chief Operating Officer	2000	Nil	Nil	57,750	800,000	Nil

Notes:
(1) Denotes consulting compensation. See Management Contracts.
(2) Denotes number of common shares of the Corporation covered by incentive stock options. The Corporation does not have in place any long-term incentive plan other that the Plan.
(3) The Corporation did not pay or provide: (a) any other annual compensation; (b) restricted stock awards, or (c) any long term incentive plan awards or payments in any of the years ended December 31, 2002, 2001 and 2000.

The following table sets forth incentive options exercised by the Named Executive Officer during the fiscal year ended December 31, 2002

The following table sets forth information with respect to the exercise of incentive stock option during the fiscal year ended December 31, 2002 by the Named Executive Officer and with respect to all options held by him and still outstanding. Value realized upon exercise is the difference between the fair market value of the underlying shares of the exercise date and the exercise or base price of the options. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2002 which was $0.31 per common share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Securities Acquired on Exercise (#) [1]	Aggregate Value Realized ($)	Unexercised Options At December 31, 2002 (#) [2]	Value of Unexercised In-the-money Options At December 31, 2002 ($)
Guenter J. Liedtke	310,000	(6,300)	900,000	Nil

(1) 160,000 of these options were exercised at $0.60 per share on June 6, 2002 when the fair market value of the underlying shares was $0.42 per share; and the balance of 150,000 options were exercised at $0.40 per share on July 16 (100,000) and July 23 (50,000) when the fair market value of the underlying shares was $0.55 per share.

(2) 150,000 of these options are exercisable at $0.40 per share until July 19, 2003; 250,000 options are exercisable at $0.35 per share until August 23, 2004; and 500,000 are exercisable at $0.35 per share until October 17, 2005.

The following table sets forth incentive stock options granted to the Named Executive Officer during the fiscal year ended December 31, 2002.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date
Guenter J. Liedtke	500,000	62.5%	0.35	0.35	October 17, 2005

COMPENSATION OF DIRECTORS

No Directors' fees or other compensation or benefits are paid to directors of the Corporation for their services as directors. There are no pension or retirement benefits payable to the directors or officers of the Corporation in that capacity.

Incentive Stock Option Plan

Pursuant to the current Corporation's incentive stock option plan, approved by the shareholders at the Annual Meeting held on June 22, 1989, stock options to directors, officers and employees of the Corporation can be granted in a total amount up to a maximum of 10% of its total issued and outstanding common shares. Options are granted for a term expiring on the third anniversary of the date of grant. As at the date hereof, 2,890,000 common shares are reserved for issuance pursuant to the exercise of stock options. **At the Meeting, shareholders are being asked to approve a new incentive stock option plan. Please, see Special Business – New Stock Option Plan on page 3.**

During the last fiscal year, the Corporation granted an aggregate 800,000 incentive stock options exercisable at $0.35 per share until October 17, 2005; 500,000 of these options were granted to the Named Executive Officer, and 300,000 to one director. During the last fiscal year, 70,000 employee options were exercised for total proceeds of $28,000; effective April 11, 2002, a total of 75,000 options expired and, effective June 6, 2002, a total of 540,000 director options expired. The following stock options remain outstanding and unexercised as of the date hereof (options held by the Named Executive Officer are disclosed in Executive Compensation):

Name	Position	Number of Options	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date Of Grant ($/Share)	Expiry Date
Terry S. C. Chan	Treasurer, Director	150,000	0.30	0.30	January14, 2004
Howard G. Coopersmith	Director	150,000 200,000	0.40 0.35	0.40 0.35	July 19, 2003 August 23, 2004
Robert E. Crancer	Director	250,000 300,000	0.40 0.35	0.40 0.35	July 19, 2003 October 17, 2005
Reynoudt Jalink	Director	150,000	0.30	0.30	April 23, 2004
Lyle Pederson	Director	150,000 200,000	0.40 0.35	0.40 0.35	July 19, 2003 August 23, 2004
Fosca V. Benvenuti	Secretary	100,000	0.40	0.40	July 19, 2003
Employees Employee		150,000 280,000	0.40 0.40	0.40 0.40	July 19, 2003 Sept. 25, 2003

INDEBTEDNESS OF OFFICERS AND DIRECTORS

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation during the last completed financial year ended December 31, 2002.

MANAGEMENT CONTRACTS

Services to the Corporation provided by Guenter J. Liedtke, the Named Executive Officer, are made available to the Corporation through his private corporation, G. J. Liedtke Consulting Ltd., of Calgary, Alberta. Pursuant to an agreement between the Corporation and G. J. Liedtke Consulting Ltd. (the "Consultant") dated December 3, 1986, the services are offered for cash on a per day or per hour basis. The cash compensation paid to the Named Executive during the last completed financial year is disclosed in the Summary Compensation Table.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the insiders of the Corporation or any of their associates or affiliates has or has had any material interest, direct or indirect in any transaction since incorporation of the Corporation, or in any proposed transaction that has materially affected or would materially affect the Corporation.

OTHER BUSINESS

While there is no other business than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

APPROVAL OF CIRCULAR

The contents and sending of this Management Information Circular have been approved by the directors of the Corporation.

CERTIFICATE

The undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta as of May 14, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

G. Liedtke

Guenter J. Liedtke
President and Chief Executive Officer

APPENDIX "A"

Attached To and Made Part of The Information Circular
In Connection With The Annual And Special Meeting of Shareholders of Golconda Resources Ltd.
To Be Held On June 27, 2003 and Any Adjournment Thereof.

GOLCONDA RESOURCES LTD.
STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Golconda Resources Ltd. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

2. Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) **"Board of Directors"** means the Board of Directors of the Corporation;

(b) **"Corporation"** means Golconda Resources Ltd. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(c) **"Discounted Market Price"** means the last per share closing price for the Shares on the Exchange before the date of grant of an Option, less the applicable discount under Exchange Policies;

(d) **"Exchange"** means the TSX Venture Exchange Inc. or any other stock exchange on which the Shares are listed;

(e) **"Exchange Policies"** means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange;

(f) **"Insider"** has the meaning ascribed thereto in Exchange Policies;

(g) **"Option"** means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Shares from treasury at a price determined by the Board of Directors;

(h) **"Option Period"** means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange, which maximum period is five (5) years from the date the Option is granted based on the Corporation being a Tier 2 Issuer;

(i) **"Optionee"** means a person who is a Director, Officer, Employee, Management Company Employee and Consultant of the Corporation or a subsidiary of the Corporation; a corporation wholly owned by such persons, or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan;

(j) **"Plan"** shall mean the Corporation's incentive stock option plan as embodied herein and as from time to time amended;

(k) **"Shares"** means Common Shares in the capital of the Corporation and any shares or securities of the Corporation into which such Shares are changed, converted, subdivided, consolidated or reclassified;

(l) **"Outstanding Shares"** at the time of any share issuance or grant of Options means the number of Common

Shares that are issued and outstanding immediately prior to the share issuance or grant of Options on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

Capitalized terms in the Plan that are not otherwise defined herein shall have the meaning set out in the Exchange Policy, including without limitation "Consultant", "Employee", "Insider", "Investor Relations Activities", "Management Company Employee", "Associates", "Tier 2 Issuer".

3. Administration

The Plan shall be administered by the Board of Directors of the Corporation. The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4. Granting of Options

The Board of Directors may from time to time designate those Optionee to whom Options to purchase Shares of the Corporation may be granted, and the number of shares to be optioned to each, provided that:

(a) the total number of Shares issuable pursuant to the Plan shall not exceed 10% of the Outstanding Shares, subject to adjustment as set forth in clause 13 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange;

(b) the number of Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Shares;

(c) the number of Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Shares;

(d) the aggregate number of Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Shares; and

(e) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

   (i) the maximum number of Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Shares;

   (ii) the maximum number of Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Shares; and

   (iii) the maximum number of Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Shares;

provided that for the purposes of paragraphs (i), (ii) and (iii) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.

Subject to the Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms as it shall determine. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors so determine. Subject to Exchange Policies, the Corporation shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such

Optionee.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purpose of the Plan.

5. Participation

Participation to the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Corporation.

6. Vesting

The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

7. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Board of Directors when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

In the event that the Board of Directors proposes to reduce the Exercise Price of Option granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

8. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Board of Directors at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that an Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Board of Directors, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death (the "Termination Date");

(b) if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation , the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 90 days prescribed by the Board of Directors at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c) if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 30 days prescribed by the Board of Directors at the time of grant, following the date of the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

9. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

10. Optionee's Rights Not transferable

No right or interest to any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

11. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this clause 11, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger of amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

12. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (or its replacement or successor provisions) shall be made for the Shares of Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of the unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Board of Directors, subject to approval by the stock exchanges upon which the Shares are then listed, if required by such exchanges. Upon payment of aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

13. Alterations in Shares

Appropriate adjustments in the number of Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Board of Directors in its discretion to give effect to adjustments in the number of Shares of the Corporation resulting subsequent to the approval of the Plan by the Board of Directors from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

14. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Board of Directors, and in accordance with the provision of this Plan. The agreement will be in such form as the Board of Directors may from time to time approve, or authorize the officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting the Options in the income tax or other tax laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

15. Regulatory Authorities Approval

The Plan shall be subject to acceptance and approval, if required, by the Exchange, or such other or additional stock exchange on which the Shares are listed for trading. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given, and no such Options may be exercised unless and until such acceptance and approval, if required, are given.

16. Amendment or Discontinuance of the Plan

The Board of Directors may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the Exchange, or such other or additional stock exchange on which the Shares are listed for trading.

17. Shares Duly Issued

Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the exercise price therefor in accordance with the terms of the Option, and the issuance of Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

18. Prior Plans

This Plan shall come into force and effect on June 27, 2003 and entirely replaces and supersedes prior share option plans enacted by the Board of Directors of the Corporation.

19. Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

20. Effective Date

This Plan shall become effective as of and from, and the effective date of the Plan shall be, June 27, 2003, subject to necessary shareholder and Exchange approvals.

***

GOLCONDA RESOURCES LTD.

INSTRUMENT OF PROXY
For the Annual and Special Meeting of Shareholders

Proxy Solicited By Management

THE UNDERSIGNED shareholder of Golconda Resources Ltd. (the "Corporation"), hereby appoints **Guenter J. Liedtke**, the President and Chief Executive Officer and a director of the Corporation, or failing him, **Terry S. C. Chan**, Treasurer and a director of the Corporation, or instead of either of them, ______________________________, as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held at 3:00 p.m. (Calgary time) on Friday, June 27, 2003 in the Kananaskis Room, The Delta Bow Valley, 209 Fourth Avenue S.E., Calgary, Alberta and at any adjournment thereof, and to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **OR WITHHOLD FROM VOTING FOR** ☐ the election of Directors of the Company proposed by management and referred to in the Information Circular;

2. **FOR** ☐ **OR WITHHOLD FROM VOTING FOR** ☐ the appointment of Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration;

3. **FOR** ☐ **OR AGAINST** ☐ the approval of a new stock option plan; and

4. at the discretion of said proxyholder, upon any amendments of any of the above matters and any other matter which may properly come before the meeting, or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED BY THE NOMINEE(s) HEREBY APPOINTED, AT ANY POLL, AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY INSERTED IN THE BLACK SPACE PROVIDED.

The undersigned hereby revokes any proxies previously given to attend and vote at the Meeting.

DATED this _____ day of __________________, 2003.

Signature: ______________________________
(Proxy must be signed and dated)

____
Number of Shares Voted

Name: ______________________________
(Please Print)

NOTES:

1. This instrument of proxy, to be valid, must be dated and signed by the Registered Shareholder or his attorney authorized in writing. The signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

2. If the Registered Shareholder is a corporation, its corporate seal must be affixed to this instrument or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to CIBC Mellon Trust Company, Attention: Proxy Department, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Chairman of the Meeting may, in his discretion, accept proxies received after this time, up to and including the time of the Meeting or any adjournment thereof.

5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

GOLCONDA RESOURCES LTD.

(The "Corporation")

#82-3167

Request Form for Interim Financial Statements

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method. The Corporation will only send copies of its interim financial statements for the upcoming year to shareholders who expressly request that they be sent such statements by completing this Request Form and returning it to the attention of the Secretary of the Corporation at the address set forth below.

If you wish to receive interim financial statements of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form and return to the Corporation at the address set forth below.

TO: Golconda Resources Ltd.
Suite 620, 304 - 8th Avenue S.W.
Calgary, Alberta T2P 1C2
Attention: Secretary

☐ I hereby request that I be sent copies of the interim financial statements by regular mail.

☐ I hereby consent to receive interim financial statements via electronic mail.

The undersigned hereby certifies to be a shareholder of Golconda Resources Ltd.

DATED this _____ day of ____________________, 2003.

____
NAME OF SHAREHOLDER (*PLEASE PRINT*)

____
STREET ADDRESS

____
CITY PROVINCE/STATE POSTAL/ZIP CODE

____
E-MAIL ADDRESS

____
SIGNATURE